Via Facsimile and U.S. Mail
Mail Stop 6010

January 25, 2008

Mr. Richard H. Smith
Chief Executive Officer and Chairman
First Mercury Financial Corporation
29621 Northwestern Hwy
PO Box 5096
Southfield, MI 48043

Re: First Mercury Financial Corporation
Form 10-K for the Year Ended December 31, 2006
Filed March 15, 2007
File No. 001-33077

Dear Mr. Smith:

We have completed our review of your Form 10-K for the year ended December 31, 2006 and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief